FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release and Material Change Report – Private Placement

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: January 20, 2006

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC V6C 3N7

604-683-0484

FAX: 604-683-7497

January 20, 2006

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

January 3, 2006

ANGLO SWISS RESOURCES CLOSES $734,000 PLACEMENT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF, Berlin - AMO) is pleased to report it that it has closed a brokered private placement of 1,224,500 units at $0.60 per unit, for gross proceeds of $734,000 dated December 29, 2005.

Each Unit consisted of five flow-through shares (“FTS”), one common share (“NFT”), and one NFT share purchase warrant. The flow-through shares will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses (“CEE”) incurred by the company, which will be flowed through to the investor. The common share proceeds will be used for working capital and each warrant under the offering will entitle the investor to purchase one additional NFT common share at an exercise price of $0.22 per share until Dec. 29, 2007.

Research Capital Corporation acted as the Agent of this offering. A finder’s fee was paid equal to 7.5% in cash ($55,102.50) plus 100,000 NFT common shares.  Agent options were issued equal to 12% of the offering providing an option to purchase 146,940 units at $0.60 per unit consisting of six NFT shares and one NFT share purchase warrant exercisable at $0.22 until December 29, 2007.

All common shares (FTS & NFT) issued under this placement are subject to regulatory approvals and will be restricted for trading until April 30, 2006.

Anglo Swiss Resources is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada.  The Company's philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral (“KIM’s) trains and/or kimberlite targets near known kimberlites and diamond mining operations.  Anglo Swiss has now acquired three separate and distinct diamond projects which meet the acquisition criteria.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc. (the “Company”)

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

December 29, 2005

ITEM 3. Press Release

The Press Release was issued by the Company in Vancouver, British Columbia, on January 3, 2006 via CCN Mathews News Service.

ITEM 4. Summary of Material Change

The Company closed a brokered private placement of 1,224,500 units at $0.60 per unit, for gross proceeds of $734,700 dated December 29, 2005.

ITEM 5. Full Description of Material Change

The Placement offered Units consisting of five flow-through shares (“FTS”), one common share (“NFT”), and one NFT share purchase warrant at $0.60 per Unit. The flow-through shares will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses (“CEE”) incurred by the company, which will be flowed through to the investor. The common share proceeds will be used for working capital and each warrant under the offering will entitle the investor to purchase one additional NFT common share at an exercise price of $0.22 per share until Dec. 29, 2007. There were 22 participants in this placement in British Columbia and Alberta.

Research Capital Corporation acted as the Agent of this offering. A finder’s fee was paid equal to 7.5% in cash ($55,102.50) plus 100,000 NFT common shares.  Agent options were issued equal to 12% of the offering providing an option to purchase 146,940 units at $0.60 per unit consisting of six NFT shares and one NFT share purchase warrant exercisable at $0.22 until December 29, 2007.

All common shares (FTS & NFT) issued under this placement are subject to regulatory approvals and will be restricted for trading until April 30, 2006.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 4th day of January, 2006.

ANGLO SWISS RESOURCES INC.

Per:

/s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange